Exhibit 99.1

BIT ORIGIN LTD

27F, Samsung Hub

3 Church Street Singapore 049483

PROXY STATEMENT AND NOTICE OF
ANNUAL GENERAL MEETING

To the shareholders of	February 27, 2025
Bit Origin Ltd

To our shareholders:

It is my pleasure to invite you to our 2025 Annual General Meeting on March 14, 2025 at 10:00 P.M., Local Time, (on March 14, 2025, at 10:00 A.M., Eastern Time). The meeting will be held at our executive office at 27F Samsung Hub, 3 Church Street Singapore, 049483.

The matters to be acted upon at the meeting are described in the Notice of Annual General Meeting and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Jinghai Jiang
Jinghai Jiang
Chief Executive Officer, Chief Operating Officer, Director, and Chairman of the Board

NOTICE OF ANNUAL GENERAL MEETING
BIT ORIGIN LTD

TIME:	10:00 P.M., Local Time, on March 14, 2025 (10:00 A.M., Eastern Time, on March 14, 2025)

PLACE:	27F Samsung Hub, 3 Church Street Singapore, 049483

ITEMS OF BUSINESS:

Proposal One	By an ordinary resolution, to approve the re-appointment of four directors, Mr. Jinghai Jiang, Ms. Mei Yeung, Dr. Xiaping Cao, and Mr. Siyuan Zhuang, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified;

Proposal Two

In order to adopt a dual-class share capital structure, by an ordinary resolution, conditional on Proposal Three being passed, to:

(i)            re-designate all of the issued and outstanding ordinary shares of US$0.30 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.30 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)           re-designate 25,000,000 authorized but unissued Ordinary Shares into 25,000,000 class B Ordinary Shares of US$0.30 par value each, each having twenty (20) votes per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)          re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolution, have not less than 25,000,000 authorized but unissued Ordinary Shares (“Dual-Class Share Capital Structure”);

Proposal Three	By a special resolution, conditional upon Proposal Two being passed, to amend and restate the Company’s current Amended and Restated Memorandum and Articles of Association to reflect the Dual-Class Share Capital Structure by adoption of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to the accompanying proxy statement (the “Fourth Amended and Restated Memorandum and Articles of Association”);

Proposal Four	By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held Giving After Effect to Share Re-designation, Repurchase and Issuance
Jinghai Jiang	768,000 Ordinary Shares	768,000 Class A Ordinary Shares	768,000 Class B Ordinary Shares

Proposal Five

By a special resolution, to amend and restate the Company’s Articles of Association to insert a new Article 37A immediately after Article 37, as follows:

“37A.  Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a) cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b) pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum of Association by reducing the amounts of its share capital and of its Shares accordingly.”

Proposal Six

By a special resolution, conditional upon Proposals Two and Five being passed and subject to the confirmation by the Grand Court of the Cayman Islands, to reduce the par value of each authorized share in the capital of the Company (including all issued shares) from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each;

Proposal Seven

By an ordinary resolution, conditional upon Proposal Six being passed, subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorized share capital from (i) US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each, to (ii) US$15,000 divided into 15,000,000,000 shares of par value US$0.000001 each, comprising of 14,250,000,000 Class A Ordinary Shares of par value US$0.000001 each and 750,000,000 Class B Ordinary Shares of par value US$0.000001 each, by:

(a)        the creation of 13,775,000,000 new Class A Ordinary Shares of par value US$0.000001 each; and

(b)        the creation of 725,000,000 new Class B Ordinary Shares of par value US$0.000001 each,

(the “Share Capital Increase”);

Proposal Eight

By a special resolution, conditional upon Proposals Six and Seven being passed and subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction, the Company’s then effective Memorandum and Articles of Association be amended and restated to reflect the Share Capital Reduction and the Share Capital Increase;

Proposal Nine	By an ordinary resolution, to approve a reverse stock split of all of the Company’s authorized shares (including all issued shares), at a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such Reverse Stock Split at its discretion at any time prior to the one-year anniversary of this Annual Meeting;

Proposal Ten	By a special resolution, to amend and restate the Company’s then effective Memorandum and Articles of Association to reflect the Reverse Stock Split, once implemented; and

Proposal Eleven	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, Proposal Nine and Proposal Ten.

WHO MAY VOTE:	You may vote if you were a shareholder of record as of the close of business on January 21, 2025.

ANNUAL REPORT:

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “2024 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2024 Annual Report is also available on the Company’s website at http://bitorigin.io/ and in print by written request addressed to Mr. Jinghai Jiang as follows:

Email: ir@bitorigin.io

Mail: 27F Samsung Hub

3 Church Street Singapore, 049483

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or aboutFebruary 27, 2025.

By order of the Board of Directors,

/s/ Jinghai Jiang
Jinghai Jiang
Chief Executive Officer, Chief Operating Officer, Director, and Chairman of the Board

ABOUT THE ANNUAL GENERAL MEETING

What am I voting on?

You will be voting on the following:

Proposal One	By an ordinary resolution, to approve the re-appointment of four directors, Mr. Jinghai Jiang, Ms. Mei Yeung, Dr. Xiaping Cao, and Mr. Siyuan Zhuang, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified;

Proposal Two

In order to adopt a dual-class share capital structure, by an ordinary resolution, conditional on Proposal Three being passed, to:

(i)            re-designate all of the issued and outstanding ordinary shares of US$0.30 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.30 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)           re-designate 25,000,000 authorized but unissued Ordinary Shares into 25,000,000 class B Ordinary Shares of US$0.30 par value each, each having twenty (20) votes per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)          re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolution, have not less than 25,000,000 authorized but unissued Ordinary Shares (“Dual-Class Share Capital Structure”);

Proposal Three	By a special resolution, conditional upon Proposal Two being passed, to amend and restate the Company’s current Amended and Restated Memorandum and Articles of Association to reflect the Dual-Class Share Capital Structure by adoption of the fourth amended and restated memorandum and articles of association in the form attached as Exhibit A to the accompanying proxy statement (the “Fourth Amended and Restated Memorandum and Articles of Association”);

Proposal Four	By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held After Giving Effect to Share Re-designation, Repurchase and Issuance
Jinghai Jiang	768,000 Ordinary Shares	768,000 Class A Ordinary Shares	768,000 Class B Ordinary Shares

Proposal Five

By a special resolution, to amend and restate the Company’s Articles of Association to insert a new Article 37A immediately after Article 37, as follows:

“37A.  Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a) cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b) pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum of Association by reducing the amounts of its share capital and of its Shares accordingly.”

Proposal Six

By a special resolution, conditional upon Proposals Two and Five being passed and subject to the confirmation by the Grand Court of the Cayman Islands, to reduce the par value of each authorized share in the capital of the Company (including all issued shares) from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each;

Proposal Seven

By an ordinary resolution, conditional upon Proposal Six being passed, subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorized share capital from (i) US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each, to (ii) US$15,000 divided into 15,000,000,000 shares of par value US$0.000001 each, comprising of 14,250,000,000 Class A Ordinary Shares of par value US$0.000001 each and 750,000,000 Class B Ordinary Shares of par value US$0.000001 each, by:

(c)        the creation of 13,775,000,000 new Class A Ordinary Shares of par value US$0.000001 each; and

(d)        the creation of 725,000,000 new Class B Ordinary Shares of par value US$0.000001 each,

(the “Share Capital Increase”);

Proposal Eight

By a special resolution, conditional upon Proposals Six and Seven being passed and subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction, the Company’s then effective Memorandum and Articles of Association be amended and restated to reflect the Share Capital Reduction and the Share Capital Increase;

Proposal Nine	By an ordinary resolution, to approve a reverse stock split of all of the Company’s authorized shares (including all issued shares), at a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such Reverse Stock Split at its discretion at any time prior to the one-year anniversary of this Annual Meeting;

Proposal Ten	By a special resolution, to amend and restate the Company’s then effective Memorandum and Articles of Association to reflect the Reverse Stock Split, once implemented; and

Proposal Eleven	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, Proposal Nine and Proposal Ten.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on January 21, 2025, which we refer to as the “Record Date”.

Pursuant to the Company’s Amended and Restated Articles of Association, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more shareholders present in person or by a proxy who together hold not less than fifteen percent (15%) of the paid up ordinary shares the Company entitled to vote. On a show of hands, every shareholder present in person or by proxy and entitled to vote shall have one vote, irrespective of the number of ordinary shares held by such shareholder, and, on a poll, every shareholder entitled to vote shall have one vote for each ordinary share held by such shareholder. The Board of Directors has demanded a poll. As of the Record Date, we had 8,544,625 ordinary shares issued and outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card; or

(3)	During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal one to eleven and in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

May shareholders ask questions at the Annual Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Annual Meeting. You may also submit questions in advance via email to ir@bitorigin.io. Such questions will also be addressed at the end of the Annual Meeting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, one-third (1/3rd) of our outstanding ordinary shares as of the Record Date must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If within half an hour from the time appointed for the meeting a quorum is not present, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal One. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Two. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Three. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Four. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Five. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Six. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Seven. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Eight. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Nine. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Ten. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Eleven. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present or represented by proxy at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual Meeting.

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, re-appointment of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the Proposal One, Two, Three, Four, Five, Six, Seven, Eight, Nine and Ten because they are considered non-routine matters. Proposal Eleven is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Eleven, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

PROPOSAL ONE

RE-APPOINTMENT OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

General

Our Board of Directors (the “Board”) currently consists of four directors, Mr. Jinghai Jiang, Ms. Mei Yeung, Dr. Xiaping Cao, and Mr. Siyuan Zhuang. At the Annual Meeting, the shareholders will vote on approving the re-appointment of all of the existing directors. All directors will hold office until our next annual general meeting, at which time shareholders will vote on the election and qualification of their successors.

No proxy may be voted for more people than the number of nominees listed below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the Board may appoint an alternative nominee to fill the vacancy.

The following table provides information regarding our director nominees:

Name	Age	Position(s)
Jinghai Jiang	46	Chairman of the Board, Chief Executive Officer and Chief Operating Officer, and Director
Mei Yeung	35	Independent Director, Chair of the Audit Committee, and a member of the Compensation Committee and the Nominating Committee of the Company
Xiaping Cao	48	Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee
Siyuan Zhuang	40	Independent Director, member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Jinghai Jiang

Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Director

Age — 46

Mr. Jinghai Jiang has been our Chief Operating Officer since December 13, 2021, and has been our Chief Executive Officer, Chairman of the Board and Director since April 10, 2024. Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community “Big Cabbage Blockchain” and has published multiple white papers to teach blockchain technology and the cryptocurrency business. Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. Mr. Jinghai Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000. On April 10, 2024, Jinghai Jiang, was appointed as the Chief Executive Officer, Director and Chairman of the Board.

Mr. Jiang is nominated to serve another term as a director because he is experienced in the internet technology and blockchain industry.

Mei Yeung

Independent Director, Chair of the Audit Committee

Age — 35

Ms. Mei Yeung has been our Independent Director, Chair of the Audit Committee, and a member of the Compensation Committee and the Nominating Committee of the Company since April 10, 2024. Ms. Yeung is a detail-oriented and highly motivated finance and accounting professional with over 12 years of experience in the field. Throughout her career, Ms. Yeung has held various roles in finance, where she has demonstrated proficiency in cross-functional finance and accounting management, as well as overseeing financial reviews, reporting, and internal controls. Over the past five years, Ms. Mei Yeung has garnered extensive experience in the finance sector with prominent real estate investment companies based in Florida, USA, with a robust background in financial management and a keen understanding of the real estate market dynamics. Ms. Yeung earned her Bachelor of Business Administration degree in Finance from Florida International University in August 2012, and subsequently pursued her Master of Science degree in Finance from the University of Miami in August 2016.

Ms. Yeung is nominated to serve another term as a director because she is very experienced with the finance industry.

Xiaping Cao

Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee

Age — 48

Dr. Xiaping Cao has been our Independent Director, Chair of the Compensation Committee and the Nominating Committee, and a member of the Audit Committee of the Company since March 22, 2022. Dr. Cao has years of experience in domestic and overseas teaching, research and management, and has gained a high international reputation in finance and fintech industry. Dr. Cao is a professor of Finance at Hang Seng University of Hong Kong. Previously, Dr. Cao served as Dean of Asia Private Equity College at Singapore Management University, Visiting Professor of Innovation and Entrepreneurship Center at Nanyang Technological University, Director of Massachusetts Institute of Technology REAP Guangzhou Center, President of Southern Institute of Financial Technology, committee member of Major Administrative Decision-making Advisory Committee at People’s Government of Guangdong Province, and committee member of Guangzhou Equity Exchange.

Dr. Xiaping Cao currently also serves as the associate editor of international renowned economic journal Economic Modelling and Frontier in Artificial Intelligence. Dr. Cao has been invited to serve as the featured chief editor of Pacific Basin Finance Journal, a well-known international financial Journal. Dr. Cao has published many papers as the first author in top international financial and management journals, including Journal of Financial Economics, Journal of Corporate Finance, Journal of Banking and Finance, Journal of Quantitative and Financial Analysis, and Management Science. In addition, he is working as an adviser to the Securities Investor Association, initiated by Singapore Exchange (SGX).

Dr. Cao received his PhD Degree in Finance from Boston College, under the supervision of Professor Josh Lerner from Harvard Business School, a well-known scholar in venture capital and private equity.

Dr. Cao is nominated to serve another term as a director because he is very experienced with the finance industry.

Siyuan Zhuang,

Independent Director

Age — 40

Mr. Siyuan Zhuang  has been our Independent Director, and a member of the Audit Committee, Compensation Committee and the Nominating Committee of the Company since March 21, 2024. Mr. Zhuang is a seasoned and driven entrepreneur boasting nearly two decades of invaluable experience in business development and leadership. For the past 5 years, Mr. Zhuang has venture into the realms of AI and Web3 technology by co-founding HongKong Qisuan Technology Limited. In August 2023, Mr. Zhuang launched TradeGpt, a financial forecasting model, through HongKong. Prior to his foray into AI and Web3, Mr. Zhuang made significant strides in the realms of marketing strategy consulting and strategic planning, particularly within the dynamic startup ecosystem of China.

Mr. Zhuang is nominated to serve another term as a director because he is very experienced with the tech industry.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our 2024 Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Jinghai Jiang serves as the Chief Executive Officer, Chief Operating Officer, the Chairman of the Board of Directors and a Director. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO
ADOPTION OF THE DUAL-CLASS SHARE CAPITAL STRUCTURE

(ITEM 2 ON THE PROXY CARD)

General

We are proposing to submit to a vote of shareholders an ordinary resolution to:

(i)	re-designate all of the issued and outstanding ordinary shares of US$0.30 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.30 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)	re-designate 25,000,000 authorized but unissued Ordinary Shares into 25,000,000 class B Ordinary Shares of US$0.30 par value each, each having twenty (20) votes per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis;

(iii)	re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis provided that the Company shall, at the time of the above resolution, have not less than 25,000,000 authorized but unissued Ordinary Shares (the “Dual-Class Share Capital Structure”).

Potential Effects

Following effectiveness of the proposed Dual-Class Share Capital Structure, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Fourth Amended and Restated Memorandum and Articles of Association. The form of the Fourth Amended and Restated Memorandum and Articles of Association is set forth as Exhibit A to this proxy statement. The Class B Ordinary Shares may be convertible into Class A Ordinary Shares on a one-to-one basis at the option of the holder of such Class B Ordinary Shares, provided that the applicable conversion ratio for Class B Ordinary Shares shall be adjusted to account for (i) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of this Proposal without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue, and (ii) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of this Proposal without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue. Holders of the Class B Ordinary Shares would not be entitled to receive dividends of any kind.

The proposed Dual-Class Share Capital Structure will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE
AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 3 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s current Amended and Restated Memorandum and Articles of Association to reflect the Dual-Class Share Capital Structure by adoption of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to this proxy statement.

Potential Effects

If Proposal Two is approved, the current Amended and Restated Memorandum and Articles of Association will be amended and restated to reflect the Dual-Class Share Capital Structure.

If shareholders approve this proposal and Proposal Two, the amendment and restatement of the Company’s current Amended and Restated Memorandum and Articles of Association will become effective immediately upon such approval.

Vote Required

This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR
REPURCHASE AND ISSUANCE OF SHARES

(ITEM 5 ON THE PROXY CARD)

General

We are proposing to approve the repurchase and issuance of shares of certain shareholders as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held After Giving Effect to Share Re-designation, Repurchase and Issuance
Jinghai Jiang	768,000 Ordinary Shares	768,000 Class A Ordinary Shares	768,000 Class B Ordinary Shares

Potential Effects

If shareholders approve this proposal, the repurchase and issuance of shares of such shareholder will become effective immediately upon such approval.

As of the record date, Mr. Jinghai Jiang, Chairman of the Board, the Chief Executive Officer, Chief Operating Officer and Director of the Company, holds 768,000 Ordinary Shares of the Company.  Following effectiveness of the proposed repurchase and issuance of shares, Mr. Jinghai Jiang will own a total of 768,000 Class B Ordinary Shares of the Company.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE
AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 5 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to insert a new Article 37A immediately after Article 37, as follows:

“37A. Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a) cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b) pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum of Association by reducing the amounts of its share capital and of its Shares accordingly.”

Potential Effects

If shareholders approve this proposal, the Company will have the authority to reduce its share capital, as outlined in the new Article 37A of the Articles of Association. This amendment will enable the Company to reduce the par value of each authorized share in the capital of the Company, subject to confirmation by the Grand Court of the Cayman Islands.

Vote Required

This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX
SHARE CAPITAL REDUCTION

(ITEM 6 ON THE PROXY CARD)

General

We are proposing to reduce the par value of each authorized share in the capital of the Company (including all issued shares) from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500,, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each, subject to the confirmation by the Grand Court of the Cayman Islands.

Purpose of the Share Capital Reduction

The primary reason for this adjustment is to comply with Cayman Islands law, which prohibits the issuance of shares at a price below their par value (other than in certain limited circumstances provided for in the Companies Act (as amended) of the Cayman Islands). Maintaining a par value of $0.30 per share has proven impractical for our operations, as it restricts our ability to issue shares at a price that reflects current market conditions and investor expectations.

In addition, the Company is proposing to effect the Reverse Stock Split in Proposal Nine, which is intended to facilitate compliance with Nasdaq’s minimum bid price requirement for continued listing. The Reverse Stock Split is expected to increase the trading price of the Company’s ordinary shares, thereby enhancing compliance with Nasdaq’s listing standards.

It should be noted that the Reverse Stock Split will proportionally increase the par value per share in accordance with the selected split ratio. Consequently, this may impose additional constraints on the Company’s ability to raise capital in the future, as any subsequent share issuances will need to be priced at or above the increased par value, subject to applicable legal and regulatory requirements.

By reducing the par value to $0.000001 per share, we aim to enhance our flexibility in capital raising activities, ensuring that we can issue shares at a price that is both legally compliant and economically viable. This change will better align our share issuance practices with the dynamic nature of the financial markets, ultimately supporting the Company's growth and stability.

Vote Required

This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN
SHARE CAPITAL INCREASE

(ITEM 7 ON THE PROXY CARD)

General

Provided that Proposal Six is approved and subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction, we are proposing to increase the Company’s authorized share capital, with effect immediately following the effectiveness of the Share Capital Reduction, from (i) US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each, to (ii) US$15,000 divided into 15,000,000,000 shares of par value US$0.000001 each, comprising of 14,250,000,000 Class A Ordinary Shares of par value US$0.000001 each and 750,000,000 Class B Ordinary Shares of par value US$0.000001 each, by:

(a)	the creation of 13,775,000,000 new Class A Ordinary Shares of par value US$0.000001 each; and

(b)	the creation of 725,000,000 new Class B Ordinary Shares of par value US$0.000001 each,

(the “Share Capital Increase”).

Potential Adverse Effects of Share Capital Increase

The availability of additional Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT
AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 8 ON THE PROXY CARD)

General

We are proposing to amend and restated the Company’s then effective Memorandum and Articles of Association to reflect the Share Capital Reduction and Share Capital Increase, subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction.

Potential Effects

If shareholders approve this proposal, Proposal Six and Proposal Seven, the amendment and restatement of the Company’s then effective Amended and Restated Memorandum and Articles of Association will become effective immediately following the effectiveness of the Share Capital Reduction and the Share Capital Increase. The result of this Proposal Eight will not affect the power of the Board of Directors to implement to the Share Capital Reduction and Share Capital Increase, if Proposal Six and Proposal Seven are approved (subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction).

Vote Required

This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL NINE
REVERSE STOCK SPLIT

(ITEM 9 ON THE PROXY CARD)

General

We are proposing to approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-2 and not more than 1-for-200 (the “Reverse Stock Split Ratio”), with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such Reverse Stock Split at its discretion at any time prior to the one-year anniversary of this Annual Meeting.

If implemented, the Reverse Stock Split will be realized simultaneously for all ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares, if the Dual-Class Share Capital Structure is approved) and the ratio determined by our Board will be the same for all ordinary shares. The Reverse Stock Split will affect all holders of our ordinary shares uniformly and each shareholder will hold the same percentage of our outstanding ordinary shares immediately following the Reverse Stock Split as that shareholder held immediately prior to the Reverse Stock Split, except for adjustments that may result from the treatment of fractional shares as described below. Additionally, the number of authorized ordinary shares would be reduced and the par value of all of the ordinary shares would be increased, in each case in proportion to the final Reverse Stock Split ratio as determined by the Board of Directors.

Purpose of the Reverse Stock Split

On February 21, 2025, the Company received a letter from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum closing bid price per share for its ordinary sharesto was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary sharesto , and the shares will continue to trade uninterrupted under the symbol “BTOG.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until August 20, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company 's ordinary sharesto is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by August 20, 2025, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the ordinary sharesto will be subject to delisting. The Company would have the right to appeal a determination to delist its ordinary sharesto to a hearings panel.

The purpose for seeking approval of the Reverse Split within the Reverse Stock Split Ratio range is to maintain or increase the market price of the Company’s ordinary shares to regain compliance with Nasdaq’s minimum bid price requirement. We believe that the Reverse Stock Split could enhance the appeal of our ordinary shares to the financial community, including institutional investors, and the general investing public. We believe that a number of institutional investors and investment funds are reluctant to invest in lower-priced securities and that brokerage firms may be reluctant to recommend lower-priced securities to their clients, which may be due in part to a perception that lower-priced securities are less promising as investments, are less liquid in the event that an investor wishes to sell its shares, or are less likely to be followed by institutional securities research firms and therefore more likely to have less third-party analysis of the Company available to investors. We believe that the reduction in the number of issued and outstanding our ordinary shares caused by the Reverse Stock Split, together with the anticipated increased share price immediately following and resulting from the Reverse Stock Split, may encourage interest and trading in our ordinary shares and thus possibly promote greater liquidity for our shareholders, thereby resulting in a broader market for the ordinary shares than that which currently exists.

We cannot assure you that all or any of the anticipated beneficial effects on the trading market for our ordinary shares will occur. Our Board cannot predict with certainty what effect the Reverse Stock Split will have on the market price of our ordinary shares, particularly over the longer term. Some investors may view a Reverse Stock Split negatively, which could result in a decrease in our market capitalization. Additionally, any improvement in liquidity due to increased institutional or brokerage interest or lower trading commissions may be offset by the lower number of outstanding shares. We cannot provide you with any assurance that our shares will continue to qualify for listing on Nasdaq. As a result, the trading liquidity of our ordinary shares may not improve. In addition, investors might consider the increased proportion of unissued authorized shares to issued shares to have an anti-takeover effect under certain circumstances, since the proportion allows for dilutive issuances.

Determination of Ratio

The ratio of the Reverse Stock Split, if approved and implemented, will be a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, prior to the one-year anniversary of this Annual Meeting. Even if approved, the Board will have discretion to delay or not to implement the Reverse Stock Split.

In determining the Reverse Stock Split ratio, our Board will consider numerous factors, including:

•	the historical and projected performance of our ordinary shares;

•	general economic and other related conditions prevailing in our industry and in the marketplace;

•	the projected impact of the selected Reverse Stock Split Ratio on trading liquidity in our ordinary shares;

•	our capitalization (including the number of our ordinary shares issued and outstanding);

•	the prevailing trading price for our ordinary shares and the volume level thereof; and

•	potential devaluation of our market capitalization as a result of a Reverse Stock Split.

The purpose of asking for authorization to implement the Reverse Stock Split at a ratio to be determined by the Board, as opposed to a ratio fixed in advance, is to give our Board the flexibility to take into account then-current market conditions and changes in price of our ordinary shares and to respond to other developments that may be deemed relevant when considering the appropriate ratio.

Principal Effects of the Reverse Stock Split

A reverse stock split refers to a reduction in the number of outstanding shares of a class of a company’s share capital, which may be accomplished, as in this case, by consolidating all of our outstanding ordinary shares into a proportionately smaller number of shares. For example, if our Board decides to implement a 1-for-20 reverse stock split of our ordinary shares, then a shareholder holding 10,000 of our ordinary shares before the reverse stock split would instead hold 500 our ordinary shares immediately after the reverse stock split. The Reverse Stock Split will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in our company or proportionate voting power, except for minor adjustments due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, we will issue one full share of the post-Reverse Stock Split ordinary shares to any shareholder who would have been entitled to receive a fractional share as a result of the process.

The principal effect of the Reverse Stock Split will be that (i) the number of ordinary shares issued and outstanding will be reduced from 8,544,625 ordinary shares as of the Record Date to a number of shares between and including one-half to one- two-hundredth of that amount, as the case may be based on the ratio for the Reverse Stock Split as determined by our Board, and (ii) all outstanding options and warrants entitling the holders thereof to purchase ordinary shares will enable such holders to purchase, upon exercise of their options or warrants, as applicable, between and including one-half to one- two-hundredth of the number of ordinary shares which such holders would have been able to purchase upon exercise of their options or warrants, as applicable, immediately preceding the Reverse Stock Split at an exercise price equal to between and including two to two-hundred times the exercise price specified before the Reverse Stock Split, resulting in essentially the same aggregate price being required to be paid therefor upon exercise thereof immediately preceding the Reverse Stock Split, as the case may be based on the ratio for the Reverse Stock Split as determined by our Board.

The following table, which is for illustrative purposes only, illustrates the effects of the Reverse Stock Split at certain ratios within the foregoing range, without giving effect to any adjustments for fractional ordinary shares, on our outstanding ordinary shares and authorized but unissued shares as of the Record Date.

	Before reverse	After Reverse Split
	stock split	1-for-10	1-for-100	1-for-200
Ordinary Shares Authorized (assuming Proposal Five, Six and Seven are not approved)	500,000,000	50,000,000	5,000,000	2,500,000
Ordinary Shares Authorized (assuming Proposal Five, Six and Seven are approved)	15,000,000,000	1,500,000,000	150,000,000	75,000,000
Par Value per Ordinary Share (assuming Proposal Five, Six and Seven are not approved)	$0.3	$3.0	$30.0	$60.0
Par Value per Ordinary Share (assuming Proposal Five, Six and Seven are approved)	$0.000001	$0.00001	$0.0001	$0.0002
Ordinary Shares Issued and Outstanding as of the Record Date	8,544,625	854,463	85,447	42,724
Ordinary Shares Underlying Options and Warrants	4,790,069	479,007	47,901	23,951
Ordinary Shares Authorized and Unreserved	10,000,000	1,000,000	100,000	50,000

The Reverse Stock Split will not change the terms of our ordinary shares. The post- Reverse Stock Split ordinary shares will have the same voting rights and rights to dividends and distributions and will be identical in all respects to the ordinary shares authorized prior to implementation of the Reverse Stock Split. The ordinary shares issued pursuant to the Reverse Stock Split will remain fully paid and non-assessable. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will continue to be subject to the periodic reporting requirements of the Exchange Act.

Accounting Matters

The Reverse Stock Split will increase the par value of our ordinary shares in proportion to the ratio of the Reverse Stock Split, as determined by our Board of Directors. As a result, on the effective date of the Reverse Stock Split, the number of authorized ordinary shares would be reduced proportionate to the ratio of the Reverse Stock Split, as determined by our Board of Directors; however, the stated capital on our balance sheet attributable to the ordinary shares will not be affected. The per share net loss and net book value of our ordinary shares will be retroactively increased for each period because there will be fewer our ordinary shares outstanding.

Effect on Authorized but Unissued Shares

The Reverse Stock Split will have the effect of reducing the number of our authorized and unissued ordinary shares in proportion to the ratio of the Reverse Stock Split, as determined by our Board of Directors. See the table above under the caption “Principal Effects of the Reverse Stock Split” that shows the number of unreserved ordinary shares that would be available for issuance at various Reverse Stock Split ratios.

Our Board believes that we will need to raise additional capital in the ordinary course of business. In addition, we may issue shares to acquire other companies or assets or engage in business combination transactions. As of the date of this Proxy Statement, we have no specific plans, arrangements or understandings, whether written or oral, with respect to the decrease in shares available for issuance as a result of the Reverse Stock Split.

Certain Risks Associated with the Reverse Stock Split

Before voting on this proposal, you should consider the following risks associated with the implementation of the Reverse Stock Split:

•	Although we expect that the Reverse Stock Split will result in an increase in the market price of our ordinary shares, we cannot assure you that the Reverse Stock Split, if implemented, will increase the market price of our ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price. The effect the Reverse Stock Split may have upon the market price of our ordinary shares cannot be predicted with any certainty, and the history of similar Reverse Stock Splits for companies in similar circumstances to ours is varied. The market price of our ordinary shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. Accordingly, the total market capitalization of our ordinary shares after the proposed Reverse Stock Split may be lower than the total market capitalization before the proposed Reverse Stock Split and, in the future, the market price of our ordinary shares following the Reverse Stock Split may not exceed or remain higher than the market price prior to the proposed Reverse Stock Split.

•	The Reverse Stock Split may result in some shareholders owning “odd lots” of less than 100 our ordinary shares on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

•	While our Board believes that a higher share price may help generate investor interest, there can be no assurance that the Reverse Stock Split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our ordinary shares may not necessarily improve.

•	We effected a 1-for-30 reverse split of our issued and outstanding ordinary shares on May 30, 2023. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if we implement this Reverse Stock Split and our share price again falls below Nasdaq’s minimum bid price requirement of $1.00 within one year after the Reverse Stock Split, or if we effected one or more reverse stock splits over any two-year period with a cumulative ratio of 250 shares or more to one, we will not be eligible for any compliance period under Nasdaq Listing Rule 5810(c)(3)(A) to regain compliance with Nasdaq’s minimum bid price requirement, and we may be unable to execute another reverse split to regain compliance with Nasdaq listing standards, thereby facing the risk of delisting.

Procedures for Exchange of Ordinary Shares

If the Reverse Stock Split is approved by our shareholders, the Reverse Stock Split would become effective at such time prior to the one-year anniversary of this Annual Meeting as determined by our Board to be in the best interests of the Company and its shareholders. Even if the Reverse Stock Split is approved by our shareholders, our Board has discretion not to carry out or to delay in carrying out the Reverse Stock Split.

As soon as practicable after the effective time of the Reverse Stock Split, shareholders will be notified that the Reverse Stock Split has been effected. If you hold ordinary shares in a book-entry or Direct Registration (DRS), your post-split our ordinary shares will be automatically credited electronically in book-entry or Direct Registration (DRS) form.

Some shareholders hold their ordinary shares in certificate form or a combination of certificate and book-entry form. Our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if applicable. If you are a shareholder holding shares in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective time of the Reverse Stock Split. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-Reverse Stock Split ordinary shares for a statement of holding. When you submit your certificate representing the pre-Reverse Stock Split ordinary shares, your post-Reverse Stock Split ordinary shares will be held electronically in book-entry form or in the Direct Registration System, as applicable. This means that, instead of receiving a new share certificate, you will receive a statement of holding that indicates the number of post-Reverse Stock Split shares you own in book-entry form. We will no longer issue physical share certificates unless you make a specific request for a share certificate representing your post-Reverse Stock Split ownership interest.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Stock Split. Instead, we will issue one full share of the post-Reverse Stock Split ordinary shares to any shareholder who would have been entitled to receive a fractional share as a result of the process. Each ordinary shareholder will hold the same percentage of the outstanding ordinary shares immediately following the Reverse Stock Split as that shareholder did immediately prior to the Reverse Stock Split, except for minor adjustment due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares.

U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Stock Split to the holders of our ordinary shares. It addresses only shareholders who hold our ordinary shares as capital assets. It does not purport to be complete, does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, does not address U.S. federal estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income and does not address shareholders subject to special rules, including without limitation financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign shareholders, shareholders who hold their pre-Reverse Stock Split shares as part of a straddle, hedge or conversion transaction, and shareholders who acquired their pre-Reverse Stock Split shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this summary does not consider or discuss the tax treatment of partnerships or other pass-through entities or persons that hold our shares through such entities.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations, rulings, and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. It does not address tax considerations under state, local, foreign and other laws. This summary is for general information purposes only, and the tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Stock Split.

The Reverse Stock Split is intended to constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes. Assuming that such treatment is correct, the Reverse Stock Split generally will not result in the recognition of gain or loss for U.S. federal income tax purposes, except potentially with respect to any additional fractions of a share of our ordinary shares received as a result of the rounding up of any fractional shares that otherwise would be issued, as discussed below. Subject to the following discussion regarding a shareholder’s receipt of a whole share of our ordinary shares in lieu of a fractional share, the adjusted basis of the new ordinary shares will be the same as the adjusted basis of the ordinary shares exchanged for such new shares. The holding period of the new, post-Reverse Stock Split shares of the ordinary shares resulting from implementation of the Reverse Stock Split will include the shareholder’s respective holding periods for the pre-Reverse Stock Split shares. Shareholders who acquired their our ordinary shares on different dates or at different prices should consult their tax advisors regarding the allocation of the tax basis of such shares. Additional information about the effects of the Reverse Stock Split on the basis of holders of our ordinary shares will be included in Internal Revenue Service Form 8937, Report of Organizational Actions Affecting Basis of Securities, which we will post to our website on or before the 45th day following the effective date of the Reverse Stock Split, if effected.

As described above in “Fractional Shares,” no fractional our ordinary shares will be issued as a result of the Reverse Stock Split. Instead, we will issue one (1) full share of the post-Reverse Stock Split ordinary shares to any shareholder who would have been entitled to receive a fractional share as a result of the process. The U.S. federal income tax consequences of the receipt of such additional fraction of a share of our ordinary shares are not clear. A shareholder who receives one (1) whole share of our ordinary shares in lieu of a fractional share may recognize income or gain in an amount not to exceed the excess of the fair market value of such share over the fair market value of the fractional share to which such shareholder was otherwise entitled. We are not making any representation as to whether the receipt of one (1) whole share in lieu of a fractional share will result in income or gain to any shareholder, and shareholders are urged to consult their own tax advisors as to the possible tax consequences of receiving a whole share in lieu of a fractional share in the Reverse Stock Split.

We have not sought, and will not seek, any ruling from the Internal Revenue Service or an opinion of tax counsel with respect to the matters discussed herein. The foregoing views are not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above. The state and local tax consequences of a Reverse Stock Split may vary significantly as to each holder of our ordinary shares, depending upon the state in which such holder resides or does business. Accordingly, each shareholder should consult with his or her own tax advisor with respect to all of the potential tax consequences to him or her of the Reverse Stock Split.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TEN
AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 10 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s then current Amended and Restated Memorandum and Articles of Association to reflect the Reverse Stock Split, once implemented.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Company’s then effective Amended and Restated Memorandum and Articles of Association will become effective upon the time at which the Reverse Stock Split is implemented by the Board of Directors. The result of this Proposal Ten will not affect the power of the Board of Directors to implement to the Reverse Stock Split, if Proposal Eight is approved.

Vote Required

This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL ELEVEN
ADJOURNMENT OF THE ANNUAL GENERAL MEETING

(ITEM 11 ON THE PROXY CARD)

General

In the event that the number of ordinary shares present or represented by proxy at the Annual Meeting and voting “FOR” the adoption of any one or more of the foregoing proposals are insufficient to approve any such proposal, we may move to adjourn the Annual Meeting in order to enable us to solicit additional proxies in favor of the adoption of any such proposal. In that event, we will ask shareholders to vote only upon the adjournment proposal only and not on any other proposal discussed in this proxy statement. If the adjournment is for ten (10) days or more, a notice of the adjourned meeting shall be given to each shareholder of record as of close of business on the Record Date.

For the avoidance of doubt, any proxy authorizing the adjournment of the Annual Meeting shall also authorize successive adjournments thereof, at any meeting so adjourned, to the extent necessary for us to solicit additional proxies in favor of the adoption of any such proposal.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast, although abstentions will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Eleven, which is considered a routine matter.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the proxy statement has agreed to serve as a directors, if re-appointed. If for some unforeseen reason a nominee becomes unwilling or unable to serve, the Board may appoint an alternative nominee to fill the vacancy.

How are directors compensated?

All directors hold office until the next annual general meeting at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled to receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, all directors are entitled to receive compensation for their actual travel expenses for each board meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors. In addition, our employee director Mr. Jinghai Jiang receives compensation for his service as Chief Operating Officer of the Company. Mr. Jiang has not received and will not receive compensation as a Director of the Company. We have agreed to pay our independent directors an annual cash compensation from $10,000 to $24,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of shares, options or other securities convertible into or exchangeable for, our securities.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers. The Nomination Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. The Nomination Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by shareholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the shareholders at the annual general meeting.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nomination Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Company at 27F, Samsung Hub, 3 Church Street Singapore 049483 or by email to ir@bitorign.io:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

Bit Origin Ltd

27F, Samsung Hub

3 Church Street Singapore 049483

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://bitorigin.io/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2024?

Our Board met and acted ten times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2024. Our Board has an Audit Committee, a Compensation Committee, and a Nomination Committee. The Audit Committee met and acted three times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2024. The Compensation Committee met and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2024. The Nomination Committee met and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2024. The Board invites, but does not require, directors to attend the annual general meeting.

What are the committees of the Board?

The Board of Directors had standing Audit, Nominating, and Compensation committees. The members of each of the Committees and their principal functions are shown below.

Audit Committee

The members of the Audit Committee are:

Ms. Mei Yeung (Chair)

Dr. Xiaping Cao

Mr. Siyuan Zhuang

The Audit Committee met and acted three times by unanimous written consent in lieu of a meeting during the year ended June 30, 2024. The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Yeung qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. In carrying out its responsibility, the Audit Committee’s will be responsible for, among other things:

1.	Appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;.

2.	Reviewing with the independent auditors any audit problems or difficulties and management’s response;

3.	Discussing the annual audited financial statements with management and the independent auditors;

4.	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

5.	Reviewing and approving all proposed related party transactions;

6.	Meeting separately and periodically with management and the independent auditors; and

7.	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The members of the Compensation Committee were:

Dr. Xiaping Cao (Chair)

Ms. Mei Yeung

Mr. Siyuan Zhuang

The Compensation Committee met and acted one time by unanimous written consent in lieu of a meeting during the year ended June 30, 2024. The Compensation Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

1.	Reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

2.	Reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

3.	Reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

4.	Selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

The members of the Nomination Committee are:

Dr. Xiaping Cao (Chair)

Ms. Mei Yeung

Mr. Siyuan Zhuang

The Nomination Committee met and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2024. The Nomination Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Nominating Committee will be responsible for, among other things:

1.	Selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

2.	Reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

3.	Making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

4.	Advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, Bit Origin Ltd, 27F, Samsung Hub, 3 Church Street Singapore 049483. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

EXECUTIVE COMPENSATION

Director Compensation

All directors hold office until the next annual general meeting at which they are re-elected and until their successors have been duly elected and qualified. Employee directors are entitled to receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, all directors are entitled to receive compensation for their actual travel expenses for each board meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors.

In addition, our employee director Mr. Jinghai Jiang receives compensation for his service as Chief Operating Officer of the Company. Mr. Jiang has not received and will not receive compensation as a Director of the Company.

We have agreed to pay our independent directors an annual cash compensation from $10,000 to $24,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of shares, options or other securities convertible into or exchangeable for, our securities.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2024 and 2023.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jinghai Jiang	2024	$50,000	—	—	—	$50,000
Chairman of the Board. Chief Executive Officer, Chief Operating Officer and Director	2023	$25,000	—	—	—	$25,000

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to the Company and its subsidiaries.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Jinghai Jiang. We have executed Director Offers with Xiaping Cao, Mei Yeung and Siyuan Zhuang.

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective from December 13, 2021 to December 12, 2024, with an annual compensation of $50,000.

Xiaping Cao

We entered into a Director Offer Letter, effective on March 22, 2022, with Mr. Cao pursuant to which Mr. Cao shall receive an annual compensation of $10,000.

Mei Yeung

We entered into a Director Offer Letter, effective on April 10, 2024, with Ms. Yeung pursuant to which Ms. Yeung shall receive an annual compensation of $24,000.

Siyuan Zhuang

We entered into a Director Offer Letter, effective on March 21, 2024, with Mr. Zhuang pursuant to which Mr. Zhuang shall receive an annual compensation of $10,000.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

WWC’s fee for the fiscal year ended June 30, 2024 and 2023 was $208,000 and $200,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC for the fiscal years ended June 30, 2024, or 2023.

Tax Fees

There was no tax service fees incurred from WWC for the fiscal years ended June 30, 2024 or 2023.

All Other Fees

There were no other services fees incurred from WWC in fiscal year ended June 30, 2024 or 2023.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this proxy statement by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

Our company is authorized to issue 500,000,000 ordinary shares of $0.30 par value per share. The number and percentage of ordinary shares beneficially owned are based on 8,544,625 ordinary shares issued and outstanding as of the Record Date. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the Record Date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:	—	—
Jinghai Jiang, Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Director	768,000	9.0%
Xiaping Cao, Director	—	—%
Siyuan Zhuang, Director	—	—%
Mei Yeung, Director	—	—%
All directors and executive officers as a group (4 persons)	768,000	9.0%

5% Beneficial Owners:
—	—	—%
	—	—%

GENERAL

Availability of Annual Report to Shareholders

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “2024 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2024 Annual Report is also available on the Company’s website at http://bitorigin.io/ and in print by written request addressed to Mr. Jinghai Jiang as follows:

Email: ir@bitorigin.io

Mail: 27F, Samsung Hub

3 Church Street Singapore 049483

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in the proxy statement, shareholder proposals must be submitted in writing no later than June 30, 2025. All written proposals should be submitted to: Bit Origin Ltd, 27F, Samsung Hub, 3 Church Street Singapore 049483 or by email to ir@bitorigin.io.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this proxy statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & proxy statement and the Annual Report are available at http://bitorigin.io/.

Exhibit A

The Companies Act

(As Revised)

Company Limited by Shares

Fourth Amended and Restated

Memorandum of Association

of

Bit Origin Ltd

(Adopted by Special Resolution passed on [_] 2025)

1.	The name of the Company is Bit Origin Ltd.

2.	The registered office will be situate at the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Grand Cayman, Cayman Islands, KY1-1106 or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power to carry out any object not prohibited by any law as provided by Section 7 (4) of the Companies Act (Revised).

4.	Except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

5.	The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

6.	If the Company is an exempted company, its operations will be carried on subject to the provisions of Section 174 of the Companies Act (Revised).

7.	The liability of each Member is limited to the amount from time to time unpaid on such member’s share.

8.	The authorised share capital of the Company is US$150,000,000 divided into 500,000,000 shares of par value US$0.30 each, comprising of 475,000,000 Class A ordinary shares of par value US$0.30 each and 25,000,000 Class B ordinary shares of par value US$0.30 each, with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

The Companies Act

(As Revised)

Company Limited by Shares

Fourth Amended and Restated

Articles of Association

of

Bit Origin Ltd

(Adopted by Special Resolution passed on [_] 2025)

1.	The Regulations contained or incorporated in Table A of the First Schedule of the Act (as defined below) shall not apply to this Company.

INTERPRETATION

2.	(a)	In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

		Articles	these Articles of Association as from time to time amended by Special Resolution

		Auditors	the Auditors for the time being of the Company, if any

		Class A Ordinary Share	a Class A ordinary share in the capital of the Company, having the rights provided for in these Articles

		Class B Ordinary Share	a Class B ordinary share in the capital of the Company, having the rights provided for in these Articles

		Company	Bit Origin Ltd

		Directors	the directors of the Company for the time being or, as the case may be, the directors assembled as a board

		the Act	the Companies Act (Revised) of the Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Act is referred to, the reference is to that provision as modified by law for the time being in force

		Member	a person who is registered in the Register of Members as the holder of any Share in the Company

		Month	a calendar month

		Ordinary Resolution	a resolution passed by a simple majority of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all Members entitled to vote at a general meeting

Registered Office	the registered office of the Company as provided in Section 50 of the Act

Register of Members	the register of Members to be kept pursuant to section 40 of the Act

Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary

Seal	the common seal of the Company or any facsimile for official seal for use outside of the Cayman Islands

Share	a share of any class in the capital of the Company

Special Resolution	a resolution passed by a majority of at least two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all Members entitled to vote at a general meeting and otherwise in accordance with Section 60 of the Act

(b)	Unless the context otherwise requires, expressions defined in the Act and used herein shall have the meanings so defined.

(c)	In these Articles unless the context otherwise requires:-

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender; and

(iii)	words importing persons only shall include companies or associations or bodies of persons whether incorporated or not.

(d)	The headings herein are for convenience only and shall not affect the construction of these Articles.

3.	(a)	Subject to the provisions, if any, in that behalf in the Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing Shares, any Share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of Share capital or otherwise, as the Company may from time to time by Special Resolution determine, and subject to the provisions of section 3 7 of the Act, any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

(b)	If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

4.	(a)	Every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate under the seal of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

(b)	If a Share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

5.	Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or actual interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Act issue fractions of Shares.

6.	The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Act.

LIEN

7.	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that Share, and the Company shall also have a lien on all Shares (other than fully paid-up Shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any Share to be wholly or in part exempt from the provision of this Article. The Company’s lien, if any, on a Share shall extend to all dividends payable thereon.

8.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

9.	For giving effect to any such sale, the Directors may authorise some person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

10.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

11.	The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares provided that no call shall be payable earlier than one month from the last call; and each Member shall (subject to receiving at least fourteen days, notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares.

12.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

13.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of six per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

14.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

15.	The Directors may make arrangements on the issue of Shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

16.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any Shares held by him; and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction at the Company in general meeting six per cent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors.

FORFEITURE OF SHARES

17.	If a Member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

18.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

19.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

20.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

21.	A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares, but his liability shall cease if and when the Company receives payment in full of the amount due on the Shares.

22.	A statutory declaration in writing that the declarant is a Director of the Company, and that a Share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

23.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been made payable by virtue of a call duly made and notified.

TRANSFER AND TRANSMISSION OF SHARES

24.	The instrument of transfer of any Share shall be executed by or on behalf of the transferor (but need not be executed by or on behalf of the transferee unless the Share has been issued nil paid), and the transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

25.	Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I,   _____________ of ____________ in consideration of the sum of $____ paid to me by _____________ of ______________ (hereinafter called “the Transferee”) do hereby transfer to the Transferee the __ Share (or Shares) numbered __ in the Company called [ ], to hold the same unto the Transferee, subject to the several conditions on which I hold the same.

As witness our hands on the ______ day of __________ 20____.

______________________________________

Transferor

26.	The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of Shares to a person of whom they do not approve. The Directors may also suspend the registration of transfers at such times and for such periods (not exceeding thirty days in aggregate in each year) as the Directors may from time to time determine. The Directors may decline to recognise any instrument of transfer unless (a) a fee not exceeding one dollar is paid to the Company in respect thereof, and (b) the instrument of transfer is accompanied by the certificate of the Shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

If the Directors refuse to register a transfer of Shares, they shall within one month after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

27.	The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognised by the Company as having any title to the Share.

28.	Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

29.	A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

CONVERSION OF SHARES INTO STOCK

30.	The Company may by ordinary Resolution convert any paid-up Shares into stock, and reconvert any stock into paid-up Shares of any denomination.

31.	The holders of stock may transfer the same, or any part thereof in the same manner and subject to the same regulations as and subject to which the Shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the Shares from which the stock arose.

32.	The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing as Shares, have conferred that privilege or advantage.

33.	Such of the Articles of the Company as are applicable to paid-up Shares shall apply to stock, and the words “Share” and “Member” herein shall include “stock” and “stock-holder”.

ALTERATION OF CAPITAL

34.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such amount, as the resolution shall prescribe.

35.	Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

36.	The new Shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

37.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its Share capital into Shares of larger amount than its existing Shares;

(b)	sub-divide its existing Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Act; and

(c)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

[37A.	Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a)	cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b)	pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum of Association by reducing the amounts of its share capital and of its Shares accordingly.][1]

38.	Subject to the provisions of the Act and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution or by resolution of the Directors and may make payment therefor or for any redemption of Shares in any manner authorised by the Act, including out of capital.

RIGHTS OF CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

39.	Except as otherwise provided in these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Shareholders. At any general meeting, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all such matters.

1 Note: Article 37A to be included or omitted depending on whether or not Proposal Five is approved at the Company’s 2025 annual general meeting.

40.	Each Class A Ordinary Share confers upon the holder thereof the right to receive dividends as provided for in these Articles. Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends.

41.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one for one basis at the option of the holder of such Class B Ordinary Shares, provided that the applicable conversion ratio for Class B Ordinary Shares shall be adjusted to account for (i) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue, and (ii) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue. References in this Article 41 to “convert” (or similar terms) shall mean the compulsory redemption without notice of Class B Ordinary Shares of any shareholder and, on behalf of such shareholder, automatic application of such redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted at a price per Class B Ordinary Share necessary to give effect to a conversion calculated on the basis that the Class A Ordinary Shares to be issued as part of the conversion will be issued at par.

42.	Except as set out in the preceding Articles 39, 40 and 41, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

STATUTORY MEETINGS

43.	If required by the Act the Directors shall hold at least one Directors’ meeting in the Cayman Islands in each calendar year.

GENERAL MEETINGS

44.	The Directors may whenever they think fit, convene a general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director, or any one or more Members holding Shares representing in the aggregate not less than one-third of the total voting rights of all of the issued Shares entitled to vote, may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The Directors shall, upon the requisition in writing of one or more Members holding Shares representing in the aggregate not less than one-tenth of the total voting rights of all of the issued Shares as at the date of the requisition carries the right of voting at general meetings, convene a general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding Shares representing in the aggregate not less than one-tenth of the total voting rights of all of the issued Shares as at the date of the requisition carries the right of voting at general meetings, may convene a general meeting to be held at the Registered Office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company’s Articles as to notice, as the persons convening the meeting fix.

45.	Not less than seven days notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in the case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are entitled to vote or may otherwise be entitled under the Articles of the Company to receive such notices from the Company; but with the consent of all the Members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit.

46.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

47.	(a)	No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, one or more Members holding Shares representing in the aggregate not less than one-third of the total voting rights of all of the issued Shares entitled to vote present in person or by proxy and entitled to vote shall be a quorum.

(b)	An Ordinary Resolution or a Special Resolution (subject to the provisions of the Act) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorised representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

48.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

49.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

50.	If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

51.	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

52.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more Members present in person or by a proxy who together hold Shares representing not less than fifteen per cent of the total voting rights of all of the issued Shares entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

53.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

54.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

55.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

56.	On a show of hands every Member present in person or by proxy and entitled to vote shall have one vote and on a poll every Member entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty (20) votes for each Class B Ordinary Share of which he is the holder.

57.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

58.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

59.	No Member shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

60.	On a poll votes may be given either personally or by proxy.

61.	The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorised. A proxy need not be a Member of the Company.

62.	The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED THAT the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

63.	An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

[       ]

I,       __________________________, of _______________________, hereby appoint __________________________ of _______________________ as my proxy, to vote for me and on my behalf at the general meeting of the Company to be held on the ______ day of ________________, 20___.

Signed this ______ day of ________________________, 20___.

64.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

65.	Any corporation which is a Member of the Company may by resolution of its Directors or any committee of the Directors authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DIRECTORS AND OFFICERS

66.	(a)	The names of the first Directors shall be determined in writing by the subscribers of the Memorandum of Association.

(b)	Notwithstanding any provision in these Articles to the contrary, a sole Director shall be entitled to exercise all of the powers and functions of the Directors which may be conferred on them by the Act or by these Articles.

67.	The remuneration of the Directors shall from time to time be determined by the Company in general meeting or by resolution of the Directors or any committee of the Directors. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

68.	No shareholding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

69.	Any Director may in writing appoint another person who is approved by the majority of the Directors to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote there at as a Director when the person appointing him is not personally present, and where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him and such appointment shall be revoked automatically if the appointor of the alternate ceases to be a Director at any time. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

70.	The Directors may by resolution, appoint one of their number to be President upon such terms as to duration of office, remuneration and otherwise as they may think fit.

71.	The Directors may also by resolution appoint a Secretary and such other officers as may from time to time be required upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide.

POWERS AND DUTIES OF DIRECTORS

72.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Act or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Act, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

73.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

74.	(a)	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

	(b)	The Directors may delegate any of the powers exercisable by them to a Managing Director or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions (including without limitation as to duration of office and remuneration) and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

(c)	All cheques promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

75.	The Directors shall cause minutes to be prepared:-

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DISQUALIFICATION AND CHANGES OF DIRECTORS

76.	The office of Director shall be vacated if the Director:-

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(b)	is found to be or becomes of unsound mind; or

(c)	resigns his office by notice in writing to the Company.

77.	The number of Directors shall be not less than one, nor unless the Company in general meeting may otherwise determine, more than ten.

78.	Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

79.	The Company may by Ordinary Resolution or by resolution of the Directors at any time, and from time to time, appoint a person as an additional Director or persons as additional Directors.

80.	The Company may by Ordinary Resolution or by resolution of the Directors remove a Director before the expiration of his period of office, and may by Ordinary Resolution or by resolution of the Directors appoint another person in his stead.

PROCEEDINGS OF DIRECTORS

81.	The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

82.	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

83.	The quorum necessary for the transaction of the business of the Directors, may be fixed by the Directors and unless so fixed by the Directors, shall be two Directors save where the subscriber of the Memorandum of Association or the Members in general meeting have appointed a sole Director when such Director acting alone shall constitute a quorum. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

84.	The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

85.	Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer PROVIDED THAT nothing herein contained shall authorise a Director or officer or his firm to act as Auditor of the Company.

86.	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

87.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

88.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

89.	A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

90.	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall not have a second or casting vote.

91.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

92.	Upon the Directors (being in number at least a quorum) signing the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings. A resolution signed by all such Directors, including a resolution signed in counterpart by the Directors or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. To the extent permitted by law, the Directors may also meet by telephone conference call where all Directors are capable of speaking to and hearing the other Directors at the same time.

SEALS AND DEEDS

93.	(a)	If the Directors determine that the Company shall have a common Seal, the Directors shall provide for the safe custody of the common Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director and of the Secretary or, in place of the Secretary, by such other person as the Directors may appoint for the purpose; and that Director and the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in their presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Act may be executed either as a deed in accordance with the Act or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

	(b)	The Company may maintain a facsimile of any common Seal in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director and the Secretary or such other person as the Directors may appoint for the purpose.

	(c)	In accordance with the Act, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by two Directors of the Company or where there is a Sole Director of the Company, by such Sole Director, or by a Director and the Secretary of the Company or, in place of the Secretary, by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by two Directors of the Company, or a Sole Director or by a Director and the Secretary or such other person as aforesaid.

DIVIDENDS AND RESERVE

94.	The Company may by Ordinary Resolution or by resolution of the Directors declare dividends, but no dividend shall exceed the amount recommended by the Directors.

95.	The Directors may from time to time pay to the Members interim dividends.

96.	No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Act.

97.	Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this article as paid on the Share.

98.	The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at their like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

99.	If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the Share.

100.	Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to such person at such address as the Member or person entitled or such joint holders, as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders, as the case may be, may direct.

101.	The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises with regard to such distribution, the Directors may settle the same as they, think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

102.	No dividend shall bear interest against the Company.

CAPITALISATION OF PROFITS

103.	The Company may upon the recommendation of the Directors by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all action and things required to give effect to such capitalisation, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

104.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors of the Company.

105.	The Company may by Ordinary Resolution from time to time determine or, failing such determination, the Directors may from time to time determine that Auditors shall be appointed and that the accounts relating to the Company’s affairs shall be audited in such manner as the Company by Ordinary Resolution or the Directors (as the case may be) shall determine PROVIDED THAT nothing contained in this Article shall require Auditors to be appointed or the accounts relating to the Company’s affairs to be audited.

WINDING UP

106.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributors as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities upon which there is any liability. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

107.	If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

NOTICES

108.	(a)	A notice may be given by the Company to any Member either personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

	(b)	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice ( by airmail if the address is outside the Cayman Islands) and to have been effected, in the case of a notice of a meeting at the expiration of three days after the time at which the letter would be delivered in the ordinary course of post.

(c)	Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

109.	If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

110.	A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

111.	A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

112.	Notice of every general meeting shall be given in the same manner hereinbefore authorised to:

(a)	every Member entitled to vote, except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other persons shall be entitled to receive notices of general meetings.

RECORD DATE

113.	The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 9 0 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

AMENDMENT OF MEMORANDUM AND ARTICLES

114.	Subject to and insofar as permitted by the provisions of the Act, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association or these Articles in whole or in part provided however that no such amendment shall effect the rights attaching to any class of shares without the consent or sanction provided for in Article 3 (b).

ORGANISATION EXPENSES

115.	The preliminary and organisation expenses incurred in forming the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

OFFICES OF THE COMPANY

116.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

INDEMNITY

117.	Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of wilful neglect or default, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss of the monies of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own wilful neglect or default.

FINANCIAL YEAR

118.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

119.	The Company shall, subject to the provisions of the Statute and, with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and the Directors may cause an application to be made to the Registrar of Companies to deregister the Company.